UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

X Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: **December 31, 2003**

Or

___ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

Commission File No. 000-19368

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY FIRST BANKSHARES, INC.
401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Community First Bankshares, Inc.
520 Main Avenue
Fargo, North Dakota 58124-0001

This Form 11-K consists of 19 pages (including exhibits). The index to the exhibits is set forth on page 3 of the Form.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 17, 2004

COMMUNITY FIRST BANKSHARES, INC.
401(k) RETIREMENT PLAN

By ______________________
Craig A. Weiss
Member of the Administrative Committee

Index to Exhibits

Exhibit No.	Description	Tab No.
(23.1)	Consent of Ernst & Young LLP.	A
(99.1)	Audited Financial Statements and Schedules of the Community First Bankshares, Inc. 401(k) Retirement Plan and Trust for the Years Ended December 31, 2003 and 2002.	B

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-52071) pertaining to the Community First Bankshares, Inc. 401(k) Retirement Plan and Trust of our report dated June 15, 2004, with respect to the financial statements and schedule of the Community First Bankshares, Inc. 401(k) Retirement Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

Minneapolis, Minnesota
June 15, 2004

Audited Financial Statements and Schedule

Community First Bankshares, Inc. 401(k) Retirement Plan and Trust
Years Ended December 31, 2003 and 2002

Community First Bankshares, Inc.
401(k) Retirement Plan and Trust

Audited Financial Statements and Schedule

Years Ended December 31, 2003 and 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Community First Bankshares, Inc.

We have audited the accompanying statements of net assets available for benefits of the Community First Bankshares, Inc. 401(k) Retirement Plan and Trust as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 15, 2004

Community First Bankshares, Inc.
401(k) Retirement Plan and Trust

Statements of Net Assets Available for Benefits

	December 31 2003	December 31 2002
Assets:		
Cash	**$ –**	$ 32,744
Investments at fair value	**84,128,139**	73,203,488
Receivables:		
Employer contribution receivable	**2,606,348**	2,580,367
Investment income receivable	**–**	97,477
	2,606,348	2,677,844
Total assets	**86,734,487**	75,914,076
Liabilities:		
Settlements payable	**–**	32,705
Net assets available for benefits	**$86,734,487**	$75,881,371

See accompanying notes.

Community First Bankshares, Inc.
401(k) Retirement Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2003	**2002**
Additions:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments	**$10,495,971**	$ (6,425,752)
Investment income	**1,585,954**	1,414,859
Total investment income (loss)	**12,081,925**	(5,010,893)
Contributions:		
Participants	**5,407,132**	5,528,224
Employer	**2,606,348**	2,580,367
Total contributions	**8,013,480**	8,108,591
Total additions	**20,095,405**	3,097,698
Deductions:		
Benefits paid to participants	**9,234,305**	9,258,509
Administrative expenses	**7,984**	–
Total deductions	**9,242,289**	9,258,509
Net increase (decrease) in plan assets	**10,853,116**	(6,160,811)
Net assets available for benefits:		
Beginning of year	**75,881,371**	82,042,182
End of year	**$86,734,487**	$75,881,371

See accompanying notes.

Community First Bankshares, Inc.
401(k) Retirement Plan and Trust

Notes to Financial Statements

December 31, 2003

1. Description of Plan

The following description of the Community First Bankshares, Inc. 401(k) Retirement Plan and Trust (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Community First Bankshares, Inc. (the Company) who are scheduled to work at least 1,000 hours during 12 consecutive months and are age 21 or older. Employees may enroll January 1 or July 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

In 2003 and 2002, participants were able to contribute up to 18% of pretax annual compensation, subject to Internal Revenue Service (IRS) limitations, as defined in the Plan. The Company makes a discretionary matching contribution, which in 2003 and 2002 was 100% of the first 3% of base compensation and 50% of additional amounts up to 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company's Board of Directors. No discretionary contribution was made for the plan years ended December 31, 2003 and 2002.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) plan earnings. Allocations of the Company's discretionary contribution, if any, are based on the proportionate share of each participant's compensation for the plan year to the total compensation of all participants for such plan year. Forfeited balances of terminated participants' non-vested accounts are allocated among participants in the same manner as the Company's discretionary contribution. There were no forfeitures during the years ended December 31, 2003 and 2002, respectively.

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions and the Company's matching contribution plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service as follows: less than one year – 0%; one year but less than two years – 10%; two years but less than three years – 20%; three years but less than four years – 40%; four years but less than five years – 60%; five years but less than six years – 80%; six or more years – 100%.

Investment Options

Prior to September 30, 2003, upon enrollment in the Plan a participant was allowed to direct the employer and employee contributions in any of the available eight investment options with Federated Financial Services, including a Community First Bankshares, Inc. (CFB) Stock Fund which invests in shares of off common stock and short-term investments pending the purchase of the Company's common stock.

After September 30, 2003, a participant may direct the employer and employee contributions in any of the available ten investment options through Principal Financial Group (Principal) including a Community First Bankshares, Inc. (CFB) Stock Fund which invests in shares of off common stock and short-term investments pending the purchase of the Company's common stock. Additionally, effective October 1, the participants may also invest using a self-directed brokerage account through Principal. Participants may change their investment options daily.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms are up to 15 years for the purchase of a primary residence and up to 5 years for all other loans. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the date of the loan. Principal and interest are paid ratably through monthly payroll deductions.

1. Description of Plan (continued)

Payment of Benefits

Upon termination of service, death, disability, or attainment of age 59 1/2 or under certain other circumstances with the approval of the Plan's Administrative Committee, a participant may receive a lump-sum amount equal to the vested value of his or her account or elect to receive annual installments over a period that does not exceed the life expectancy of the participant and his or her beneficiary.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The investments in mutual funds, separate accounts, and common stock are valued based on quoted market prices, as determined by the trustee. The participant loans receivable are valued at cost, which approximates fair value. Realized gains and losses on investments are calculated on the average cost method.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the dividend date.

Administrative Expenses

Substantially all costs and expenses incurred in connection with the operation of the Plan are paid by the plan sponsor.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan's assets held for investment purposes, including cash and cash equivalents, are held by a bank-administered trust fund. Assets that represent 5% or more of the Plan's net assets are presented in the following table.

Assets Representing Greater Than 5% of Plan Net Assets

	Fair Value
December 31, 2003:	
Community First Bankshares, Inc. common stock	**$27,669,451**
Principal Large Cap Stock Index Separate Account	**20,715,010**
Principal Stable Value Fund	**11,904,453**
AIM Mid Cap Core Equity Funds	**8,363,542**
December 31, 2002:	
Federated Auto Cash Management Trust Fund #75	11,551,860
Federated Max Cap Index Fund #39	13,244,375
Federated Kaufmann Fund #66	5,235,321
Community First Bankshares, Inc. common stock	29,788,668
Federated Total Return Bond Fund #288	4,264,551
Federated Capital Appreciation Fund #674	4,632,833

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31	
	2003	2002
Mutual funds	**$ 7,935,587**	$(7,320,680)
CFB common stock	**2,551,894**	894,928
Other common stock	**8,490**	–
Net appreciation (depreciation)	**$10,495,971**	$(6,425,752)

4. Transactions With Parties in Interest

During the years ended December 31, 2003 and 2002, the Plan's Community First Bankshares, Inc. (CFB) Stock Fund had the following transactions related to the Company's common stock:

	2003	2002
Number of common shares held	**956,098**	1,127,036
Market value of common shares	**$27,669,451**	$29,788,668
Dividends received	**951,765**	913,169

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts. After payment of the applicable expenses, accounts would be revalued and distributed to the participants.

6. Income Tax Status

The Plan has received a determination letter from the IRS dated November 17, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

8. Subsequent Event

On March 16, 2004, the Company (the plan sponsor) entered into a merger agreement with BancWest Corporation, a subsidiary of the French bank BNP Paribas. The merger is expected to close during the third quarter of 2004.

Schedule

Community First Bankshares, Inc.
401(k) Retirement Plan and Trust

EIN: 46-0391436
Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	Current Value
Investments in pooled separate accounts:		
Principal Large Cap Stock Index Separate Account	833,550 shares	$20,715,010
Investments in common/collective trusts:		
Principal Stable Value Fund	515,535 shares	11,904,453
Investments in registered investment companies (mutual funds):		
Dreyfuss Bond Market Index Fund	357,830 shares	3,703,545
Dodge and Cox Stock Fund	19,342 shares	2,200,677
AIM Mid Cap Core Equity Funds	310,681 shares	8,363,542
Amer. Cent. Sm. Cp. Value Inv. Fund	94,486 shares	867,377
AM Funds Growth Fund R4 Fund	74,964 shares	1,832,867
Vanguard Explorer Fund	11,500 shares	754,603
Royce Fund Opp. Fund Common Stock	440 shares	5,344
Mutual Ser. Fd. Inc. Shs. Fd. Cl. A	254 shares	5,303
Federated Equity Fds. Kaufman	1,045 shares	5,181
Vanguard World Fd. Inl. Growth	130 shares	2,093
Templeton Foreign A	377,810 shares	4,019,900
		21,760,432
Investments in employer securities:		
Community First Stock*	956,097 shares	27,669,451

Community First Bankshares, Inc.
401(k) Retirement Plan and Trust

EIN: 46-0391436
Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	Current Value
Investments in common corporate stocks:		
Chesapeake Energy	700 shares	$ 9,506
Sirius Satellite Radio Inc.	750 shares	2,370
Insmed Inc.	300 shares	891
MIM Corp.	1,000 shares	7,030
Enerplus Resources Fund	200 shares	6,088
Labone Inc.	200 shares	6,494
Sierra Health Svcs. Inc.	200 shares	5,490
Magnum Hunter Resources	400 shares	3,804
Interpharm Holdings Inc.	300 shares	1,407
ATP Oil and Gas Corp.	1,000 shares	6,280
Petroquest	1,000 shares	3,170
Evolving Systems	200 shares	2,660
Aceto Corp.	200 shares	5,108
Superconductor Technologies Inc.	700 shares	3,892
India Fed.	200 shares	5,040
Mantech Intl.	200 shares	4,990
Primewest Energy	100 shares	2,127
Rait	200 shares	5,120
Williams Coal	700 shares	9,156
Petrofund	600 shares	8,676
Medifast Inc. Common Stock	500 shares	7,050
Per Se Technologies	300 shares	4,590
QLT Inc. Common	200 shares	3,770
Intel Common Stock	100 shares	3,205
Unova Inc. Common Stock	75 shares	1,721
Investors Real Estate Trust	600 shares	5,940
Manhattan Associates	50 shares	1,382
		126,957

Community First Bankshares, Inc.
401(k) Retirement Plan and Trust

EIN: 46-0391436
Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	Current Value
Interest-bearing cash:		
Ameritrade Cash		$ 46,426
Insurance:		
Great West Life Assurance Company	Policy #4158349	30,555
Participant loans	Interest rates ranging from 4.25% to 9.50%	1,874,855
		$84,128,139

*Indicates party in interest to the Plan.